EXHIBIT 99.1

Brookfield Renewable Reports Strong Third Quarter Results

All amounts in U.S. dollars unless otherwise indicated

BROOKFIELD, News, Nov. 04, 2026 (GLOBE NEWSWIRE) -- Brookfield Renewable Partners L.P. (NYSE: BEP; TSX: BEP.UN) (“Brookfield Renewable Partners”, "BEP") today reported financial results for the three months ended September 30, 2026.

“We continue to execute on our strategic initiatives, delivering strong results and advancing our growth plans. We successfully closed our acquisitions of Boralex and Aypa, adding leading renewable power and battery storage platforms in strategic markets and further strengthening our position as a global leader in energy solutions,” said Connor Teskey, CEO of Brookfield Renewable.

He added, “We also continue to scale our capital recycling program, signing or closing sales since the end of the second quarter that will generate approximately $2.8 billion of proceeds, or $850 million net to Brookfield Renewable, at strong returns. As demonstrated in recent quarters, our leading development capabilities and ongoing asset recycling program has created a recurring, sizeable and incremental earnings driver for our business that will continue to scale going forward. Our large and diverse operating fleet, ability to execute attractive investment opportunities and diverse funding model positions us to capitalize on the growing demand for scale power and deliver long-term value for our investors.”

	For the three months ended September 30		For the twelve months ended September 30
US$ millions (except per unit amounts), unaudited	2026	2025	2026	2025
Net loss attributable to Unitholders	$(314)	$(120)	$(346)	$(438)
– per LP unit(1)	(0.52)	(0.23)	(0.75)	(0.87)
Funds From Operations (FFO)(2)	346	302	1,488	1,292
– per Unit(2)(3)	0.51	0.46	2.18	1.95

Brookfield Renewable reported third quarter FFO of $346 million or $0.51 per unit, up 15% or 11% per unit year-over-year, benefiting from strong performance from its operating fleet, contributions from asset recycling and growth from development. In the last twelve months, Brookfield Renewable reported FFO of $1,488 million, or $2.18 per unit, up 15% or 12% per unit, compared to the prior year period. After deducting non-cash depreciation and other expenses, our Net loss attributable to Unitholders for the three months ended September 30, 2026 was $314 million.

Strong Financial Performance

We continue to deliver strong financial results, benefiting from our long-term contracted cash flows, inflation-linked revenues, high operating margins and our scaling development and capital recycling activities. The nature of the operating cash flows we generate enable our business to benefit from reasonable levels of inflation, while our predominantly long-term, fixed-rate debt largely insulates our business from higher interest rates.

  Our hydroelectric segment delivered FFO of $214 million. Results were driven by gains from the sale of our remaining 25% interest in our Maine hydro portfolio and the sale of run-of-river assets from our Isagen business in Colombia. The diversification of our fleet and gains helped offset weaker hydrology in Ontario and Colombia. Isagen results were impacted by drier conditions caused by El Niño, however we expect these conditions to be temporary and to normalize toward long-term averages in the near term.
  Our wind and solar segments generated combined FFO of $243 million, supported by record commissioned capacity over the last twelve months and realized gains from the closing of the sale of assets to Northview Energy.
  Our distributed energy, storage and sustainable solutions segments contributed FFO of $54 million, supported by contributions from development activities and strong performance from Westinghouse. Year-to-date adjusted EBITDA from Westinghouse’s Operating Plants business is up over 20%, reflecting continued momentum for nuclear while the business also continues to progress on new AP1000 reactor developments.

We continue to execute on our growth priorities, investing or committing ~$3 billion (~$700 million net to Brookfield Renewable) of capital during the quarter, including closing our acquisition of Boralex. Subsequent to quarter end, we also closed our previously announced acquisition of Aypa, strengthening our battery storage capabilities and enhancing the solutions we can offer our customers.

  During the quarter, we completed the acquisition of Boralex, a leading renewable power platform in strategic markets, for ~$1.9 billion (~$485 million net to Brookfield Renewable). Since announcing the transaction, we have been working closely with the Boralex team to advance our strategic initiatives, progress our value creation plans and position the company for its next phase of growth.
  Subsequent to quarter end, we closed our acquisition of Aypa, the largest standalone battery energy storage platform in North America, for ~$3 billion (~$420 million net to Brookfield Renewable). The acquisition further strengthens our leading storage capabilities and further cements us as the partner of choice to the largest buyers of power. Batteries are an increasingly important part of the energy mix, enabling greater deployment of low-cost, fast-to-market renewable generation and providing critical grid-firming services.
  The quarter was also highlighted by the U.S. federal government’s strategic framework agreement with the Republic of Korea and Westinghouse, which provides funding by the Republic of Korea of $120 billion for the construction of eight large-scale nuclear reactors in the U.S., including six Westinghouse AP1000s and two APR1400s. Westinghouse will provide design, engineering and procurement services for the AP1000s, as well as long-term maintenance and fuel services once operational. For the two APR1400s, Westinghouse will receive both upfront licensing fees, as well as a significant scope of work both during construction and operations. This is expected to drive significant growth at Westinghouse while helping re-establish the U.S. nuclear supply chain and drive the next phase of nuclear deployment.
  During the quarter, we were successful in delivering ~2,500 megawatts of new capacity, bringing our completed new capacity so far this year to ~5,600 megawatts. We continue to expect to scale new build construction to ~10,000 megawatts of new projects per year in 2027 and ~11,000 megawatts by 2028.
  We executed power purchase agreements for ~1,600 megawatts of development projects from our advanced pipeline, further de-risking our growth and future cash flows. We also continued to re-contract our existing fleet at attractive prices, including signing two 10-year PPAs at a U.S. hydro facility with investment-grade commercial and utility customers at approximately $95/MWh, highlighting strong demand for clean, baseload power.

We continue to execute on our capital recycling strategy, generating approximately $2.8 billion (~$850 million net to Brookfield Renewable) of expected proceeds from signed or closed transactions since the end of the second quarter at strong returns.

  We completed the sale of the final 25% interest in a U.S. hydro portfolio in Maine and closed the remaining one-third of the approximately 2,100-megawatt portfolio of renewable assets sold to Northview Energy. We also closed the sale of some small hydros and solar assets from our Isagen business in Colombia across two transactions. In total, these asset sales generated $1.4 billion in proceeds (~$500 million net to Brookfield Renewable). The sales crystallized development gains and value creation across our assets, delivering strong returns and highly accretive capital to fund further growth.
  Our investment in Avaada, one of our Indian platforms, was monetized for approximately $570 million (~$125 million net to Brookfield Renewable). We initially invested in Avaada in 2023 through a structured investment to support its growth and have now exited at attractive returns, reflecting the maximum of the structured return range. This marks another successful realization in India, where we continue to see compelling opportunities to deploy capital supported by strong market dynamics.

We ended the quarter with over $5 billion of available liquidity and continued to strengthen our balance sheet, completing $10 billion of financings in the quarter.

  Our access to diverse sources of scale capital remains a significant competitive advantage, providing flexibility to fund our development pipeline and pursue attractive growth opportunities. While interest rates have recently increased, our business is largely insulated, with substantially all of our proportionate debt at fixed rates.
  Our financing activity was highlighted by our largest-ever medium-term note issuance, raising C$750 million of green bonds across two tranches: C$400 million of 10-year notes at 4.95% and C$350 million of 5-year notes at 4.26%. Strong investor demand enabled us to upsize the offering and price at the tight end of our expected range, at rates below our existing notes of a comparable tenor, demonstrating the depth of demand for our credit and our ability to efficiently access capital on attractive terms.
  We continue to advance the re-contracting of an 800-megawatt portfolio of hydro assets in Ontario with the provincial system operator, on 20-year, inflation-linked power purchase agreements. These agreements, which we expect to sign before year end, will secure long-term cash flow and unlock meaningful capital through upfinancings, which we are progressing in parallel, to fund further growth.

We continue to pursue the simplification of Brookfield Renewable's corporate structure into a single publicly traded corporation.

  In October, BEPC investors approved the proposed simplification of our structure. We continue to seek approval from at least two-thirds of BEP investors. Support from BEP investors has been overwhelmingly positive, with 99.7% of those who have voted approving the transaction and two leading proxy advisory firms recommending unitholders vote in favour of the simplification.
  We seek to obtain the required votes in the coming weeks and to complete the transaction in Q4 2026.

Distribution Declaration

Following completion of our corporate simplification, we expect to declare a quarterly dividend in the amount of $0.392 per share, payable on December 31, 2026. The declaration and record date will be announced alongside the anticipated closing date of the corporate simplification. Going forward, we expect to pay an annual dividend of $1.568 per share consistent with the current distribution and dividend paid on BEP and BEPC exchangeable shares.

The quarterly dividends on BEP's preferred shares and preferred LP units have also been declared.

Conference Call and Quarterly Earnings Details

Investors, analysts and other interested parties can access Brookfield Renewable’s Third Quarter 2026 Results as well as Supplemental Information on Brookfield Renewable’s website.

To participate in the Conference Call on November 4, 2026 at 9:00 a.m. ET, please pre-register at https://register-conf.media-server.com/register/BI41959a25b6494a49ae2d39c040a7a027

Upon registering, you will be emailed a dial-in number and unique PIN. The Conference Call will also be webcast live at https://edge.media-server.com/mmc/p/ru64zbyu/

Brookfield Renewable

Brookfield Renewable operates one of the world’s largest publicly traded platforms for renewable power and sustainable solutions. Our renewable power portfolio consists of hydroelectric, wind, utility-scale solar, distributed solar and storage facilities and our sustainable solutions assets include our investment in a leading global nuclear services business and a portfolio of investments in carbon capture and storage capacity, agricultural renewable natural gas, materials recycling and eFuels manufacturing capacity, among others.

Investors can access the portfolio either through Brookfield Renewable Partners L.P. (NYSE: BEP; TSX: BEP.UN), a Bermuda-based limited partnership, or Brookfield Renewable Corporation (NYSE, TSX: BEPC), a Canadian corporation. Further information is available at https://bep.brookfield.com. Important information may be disseminated exclusively via the website; investors should consult the site to access this information.

Brookfield Renewable is the flagship listed energy company of Brookfield Asset Management, a leading global alternative asset manager headquartered in New York, with over $1 trillion of assets under management.

Please note that Brookfield Renewable’s previous audited annual and unaudited quarterly reports filed with the U.S. Securities and Exchange Commission (“SEC”) and securities regulators in Canada, are available on our website at https://bep.brookfield.com, on SEC’s website at http://www.sec.gov and on SEDAR+’s website at www.sedarplus.ca. Hard copies of the annual and quarterly reports can be obtained free of charge upon request.

Contact information:
Media:	Investors:
Marie Fuller	Alex Jackson
Senior Vice President – Communications	Vice President – Investor Relations
+44 (0)2074 088 375	(647)-484-8525
marie.fuller@brookfield.com	alexander.jackson@brookfield.com

Brookfield Renewable Partners L.P.
Consolidated Statements of Financial Position

	As of
UNAUDITED (MILLIONS)	September 30		December 31
	2026		2025
Assets
Cash and cash equivalents		$2,657		$2,093
Trade receivables and other financial assets(4)		11,295		8,458
Equity-accounted investments		4,621		4,087
Property, plant and equipment, at fair value and Goodwill		82,170		76,475
Deferred income tax and other assets(5)		4,601		7,588
Total Assets		$105,344		$98,701

Liabilities
Corporate borrowings(6)		$5,363		$3,686
Borrowings which have recourse only to assets they finance(7)		37,016		31,206
Accounts payable and other liabilities(8)		15,138		19,440
Deferred income tax liabilities		9,979		9,395

Equity
Non-controlling interests
Participating non-controlling interests – in operating subsidiaries	$27,070		$24,164
General partnership interest in a holding subsidiary held by Brookfield	51		52
Participating non-controlling interests – in a holding subsidiary – Redeemable/Exchangeable units held by Brookfield	2,516		2,524
BEPC exchangeable shares and class A.2 exchangeable shares	2,367		2,330
Preferred equity	544		563
Perpetual subordinated notes	737		737
Preferred limited partners' equity	647		634
Limited partners' equity	3,916	37,848	3,970	34,974
Total Liabilities and Equity		$105,344		$98,701

Brookfield Renewable Partners L.P.
Consolidated Statements of Operating Results

FOR THE PERIODS ENDED SEPTEMBER 30	Three Months Ended		Nine Months Ended
UNAUDITED (MILLIONS, EXCEPT AS NOTED)	2026	2025	2026	2025
Revenues	$1,780	$1,596	$5,004	$4,868
Other income	75	319	459	551
Direct operating costs(9)	(1,013)	(721)	(2,575)	(2,095)
Management service costs	(63)	(57)	(213)	(162)
Interest expense	(707)	(586)	(2,004)	(1,819)
Share of (losses) earnings from equity-accounted investments	(10)	(10)	56	(83)
Foreign exchange and financial instrument gain	597	66	821	570
Depreciation	(587)	(611)	(1,693)	(1,803)
Other	(436)	(20)	(841)	(342)
Income tax (expense) recovery
Current	(80)	—	(46)	57
Deferred	84	66	90	292
Net (loss) income	$(360)	$42	$(942)	$34
Net (loss) income attributable to preferred equity, preferred limited partners' equity, perpetual subordinated notes and non-controlling interests in operating subsidiaries	$(46)	$162	$(186)	$463
Net loss attributable to Unitholders	(314)	(120)	(756)	(429)
Basic and diluted loss per LP unit	$(0.52)	$(0.23)	$(1.29)	$(0.81)

Brookfield Renewable Partners L.P.
Consolidated Statements of Cash Flows

FOR THE PERIODS ENDED SEPTEMBER 30	Three Months Ended		Nine Months Ended
UNAUDITED (MILLIONS)	2026	2025	2026	2025
Operating activities
Net (loss) income	$(360)	$42	$(942)	$34
Adjustments for the following non-cash items:
Depreciation	587	611	1,693	1,803
Unrealized foreign exchange and financial instrument gain	(611)	(89)	(844)	(578)
Share of losses (earnings) from equity-accounted investments	10	10	(56)	83
Deferred income tax recovery	(84)	(66)	(90)	(292)
Other non-cash items	536	(134)	877	41
	78	374	638	1,091
Net change in working capital and other(10)	274	12	391	61
	352	386	1,029	1,152
Financing activities
Net corporate borrowings	538	—	897	200
Corporate credit facilities, net	(53)	(169)	—	(240)
Non-recourse borrowings, commercial paper, and related party borrowings, net	2,215	1,622	1,764	6,283
Capital contributions from participating non-controlling interests – in operating subsidiaries, net	2,759	55	5,618	1,884
Issuance of equity instruments and related costs, net	—	—	36	(34)
Issuance of preferred equity instruments and related costs, net	—	—	13	—
Distributions paid and capital repaid:
To participating non-controlling interests - in operating subsidiaries	(1,333)	(314)	(2,918)	(1,587)
To unitholders of Brookfield Renewable or BRELP	(307)	(287)	(928)	(851)
	3,819	907	4,482	5,655
Investing activities
Acquisitions, net of cash and cash equivalents in acquired entity	(2,813)	—	(2,813)	(4,429)
Investment in property, plant and equipment	(1,908)	(1,755)	(4,492)	(4,779)
Disposal of associates and other assets	1,479	624	2,811	1,347
Restricted cash and other	(215)	(51)	(364)	(178)
	(3,457)	(1,182)	(4,858)	(8,039)
Cash and cash equivalents
Increase (decrease)	714	111	653	(1,232)
Foreign exchange (loss) gain on cash	(8)	—	(8)	121
Net change in cash classified within assets held for sale	(20)	(83)	(81)	(89)
Balance, beginning of period	1,971	1,907	2,093	3,135
Balance, end of period	$2,657	$1,935	$2,657	$1,935

PROPORTIONATE RESULTS FOR THE THREE MONTHS ENDED SEPTEMBER 30

The following chart reflects the generation and summary financial figures on a proportionate basis for the three months ended September 30:

	(GWh)				(MILLIONS)
	Renewable Actual Generation		Renewable LTA Generation		Revenues		Adjusted EBITDA(2)		FFO(2)
	2026	2025	2026	2025	2026	2025	2026	2025	2026	2025
Hydroelectric	3,765	3,577	4,826	4,341	$491	$345	$375	$205	$214	$119
Wind	1,752	1,668	1,932	1,970	128	116	95	89	56	47
Utility-scale solar	1,368	1,522	1,600	1,832	146	174	225	172	187	130
Distributed energy & storage	311	419	187	386	48	68	41	101	31	89
Sustainable solutions	—	—	—	—	155	123	29	47	23	38
Corporate	—	—	—	—	—	—	(12)	15	(165)	(121)
Total	7,196	7,186	8,545	8,529	$968	$826	$753	$629	$346	$302

PROPORTIONATE RESULTS FOR THE TWELVE MONTHS ENDED SEPTEMBER 30

The following chart reflects the generation and summary financial figures on a proportionate basis for the twelve months ended September 30:

	(GWh)				(MILLIONS)
	Renewable Actual Generation		Renewable LTA Generation		Revenues		Adjusted EBITDA(2)		FFO(2)
	2026	2025	2026	2025	2026	2025	2026	2025	2026	2025
Hydroelectric	18,986	17,820	21,882	19,732	$1,911	$1,528	$1,460	$946	$880	$573
Wind	8,374	8,471	9,396	9,533	598	599	483	609	311	431
Utility-scale solar	4,728	4,548	5,588	5,436	453	454	630	501	481	363
Distributed energy & storage	1,127	1,427	754	1,262	209	238	349	317	305	270
Sustainable solutions	—	—	—	—	639	575	166	201	134	162
Corporate	—	—	—	—	—	—	(4)	(2)	(623)	(507)
Total	33,215	32,266	37,620	35,963	$3,810	$3,394	$3,084	$2,572	$1,488	$1,292

RECONCILIATION OF NON-IFRS MEASURES

The following table reflects Adjusted EBITDA and provides a reconciliation from Net income (loss) to Adjusted EBITDA for the three months ended September 30, 2026:

(MILLIONS)	Hydroelectric	Wind	Utility-scale solar	Distributed energy & storage	Sustainable solutions	Corporate	Total
Net (loss) income	$(205)	$(149)	$(5)	$52	$54	$(107)	$(360)
Add back or deduct the following:
Depreciation	177	239	109	62	—	—	587
Deferred income tax (recovery) expense	(12)	15	(71)	(4)	1	(13)	(84)
Foreign exchange and financial instrument loss (gain)	70	(194)	(326)	(82)	(37)	(28)	(597)
Other(11)	214	120	445	22	2	7	810
Management service costs	—	—	—	—	—	63	63
Interest expense	284	149	147	61	—	66	707
Current income tax expense	4	5	59	12	—	—	80
Amount attributable to equity-accounted investments and non-controlling interests(12)	(157)	(90)	(133)	(82)	9	—	(453)
Adjusted EBITDA attributable to Unitholders	$375	$95	$225	$41	$29	$(12)	$753

The following table reflects Adjusted EBITDA and provides a reconciliation from Net income (loss) to Adjusted EBITDA for the three months ended September 30, 2025:

(MILLIONS)	Hydroelectric	Wind	Utility-scale solar	Distributed energy & storage	Sustainable solutions	Corporate	Total
Net income (loss)	$54	$(124)	$76	$109	$43	$(116)	$42
Add back or deduct the following:
Depreciation	164	218	143	75	11	—	611
Deferred income tax (recovery) expense	(17)	75	(88)	(28)	—	(8)	(66)
Foreign exchange and financial instrument loss (gain)	28	(15)	25	(71)	(49)	16	(66)
Other(11)	2	(51)	(66)	46	17	2	(50)
Management service costs	—	—	—	—	—	57	57
Interest expense	180	136	144	61	1	64	586
Current income tax (recovery) expense	(4)	1	11	(9)	1	—	—
Amount attributable to equity-accounted investments and non-controlling interests(12)	(202)	(151)	(73)	(82)	23	—	(485)
Adjusted EBITDA attributable to Unitholders	$205	$89	$172	$101	$47	$15	$629

RECONCILIATION OF NON-IFRS MEASURES (cont'd)

The following table reflects Adjusted EBITDA and provides a reconciliation from Net income (loss) to Adjusted EBITDA for the twelve months ended September 30, 2026:

(MILLIONS)	Hydroelectric	Wind	Utility-scale solar	Distributed energy & storage	Sustainable solutions	Corporate	Total
Net (loss) income	$(136)	$(642)	$(310)	$361	$983	$(520)	$(264)
Add back or deduct the following:
Depreciation	703	865	506	232	9	—	2,315
Deferred income tax (recovery) expense	(23)	(75)	(112)	113	4	(70)	(163)
Foreign exchange and financial instrument loss (gain)	91	(410)	(761)	(288)	(285)	(32)	(1,685)
Other(11)	535	520	1,108	559	(582)	70	2,210
Management service costs	—	—	—	—	—	274	274
Interest expense	991	653	548	175	2	273	2,642
Current income tax expense (recovery)	84	18	96	(344)	(1)	1	(146)
Amount attributable to equity-accounted investments and non-controlling interests(12)	(785)	(446)	(445)	(459)	36	—	(2,099)
Adjusted EBITDA attributable to Unitholders	$1,460	$483	$630	$349	$166	$(4)	$3,084

The following table reflects Adjusted EBITDA and provides a reconciliation from Net income (loss) to Adjusted EBITDA for the twelve months ended September 30, 2025:

(MILLIONS)	Hydroelectric	Wind	Utility-scale solar	Distributed energy & storage	Sustainable solutions	Corporate	Total
Net income (loss)	$263	$275	$(326)	$229	$219	$(438)	$222
Add back or deduct the following:
Depreciation	651	847	507	238	37	—	2,280
Deferred income tax (recovery) expense	(31)	(139)	(131)	1	5	(46)	(341)
Foreign exchange and financial instrument (gain) loss	(9)	(435)	(207)	(166)	(227)	16	(1,028)
Other(11)	56	186	522	186	61	34	1,045
Management service costs	—	—	—	—	—	209	209
Interest expense	749	662	487	201	7	222	2,328
Current income tax expense (recovery)	50	(16)	—	(259)	1	1	(223)
Amount attributable to equity-accounted investments and non-controlling interests(12)	(783)	(771)	(351)	(113)	98	—	(1,920)
Adjusted EBITDA attributable to Unitholders	$946	$609	$501	$317	$201	$(2)	$2,572

RECONCILIATION OF NON-IFRS MEASURES (cont'd)

The following table reconciles the non-IFRS financial metrics to the most directly comparable IFRS measures or financial data. Net income is reconciled to Funds From Operations:

FOR THE PERIODS ENDED SEPTEMBER 30	Three Months Ended		Twelve Months Ended
UNAUDITED (MILLIONS)	2026	2025	2026	2025
Net (loss) income	$(360)	$42	$(264)	$222
Add back or deduct the following:
Depreciation	587	611	2,315	2,280
Deferred income tax recovery	(84)	(66)	(163)	(341)
Foreign exchange and financial instruments gain	(597)	(66)	(1,685)	(1,028)
Other(13)	810	(50)	2,210	1,045
Amount attributable to equity accounted investments and non-controlling interests(14)	(10)	(169)	(925)	(886)
Funds From Operations	$346	$302	$1,488	$1,292

The following table reconciles the per Unit non-IFRS financial metrics to the most directly comparable IFRS measures or financial data. Net income per LP unit is reconciled to Funds From Operations per Unit:

FOR THE PERIODS ENDED SEPTEMBER 30	Three Months Ended		Twelve Months Ended
UNAUDITED (MILLIONS)	2026	2025	2026	2025
Basic loss per LP unit(1)	$(0.52)	$(0.23)	$(0.75)	$(0.87)
Adjusted for proportionate share of:
Depreciation	0.40	0.43	1.62	1.70
Deferred income tax recovery	(0.07)	(0.16)	(0.31)	(0.37)
Foreign exchange and financial instruments gain	(0.06)	(0.04)	(0.30)	(0.30)
Other(15)	0.76	0.46	1.90	1.79
Funds From Operations per Unit(3)	$0.51	$0.46	$2.18	$1.95

BROOKFIELD RENEWABLE CORPORATION

REPORTS THIRD QUARTER RESULTS

All amounts in U.S. dollars unless otherwise indicated

Following completion of our corporate simplification, we expect to declare a quarterly dividend in the amount of $0.392 per share, payable on December 31, 2026. The declaration and record date will be announced alongside the anticipated closing date of the corporate simplification. Going forward, we expect to pay an annual dividend of $1.568 per share consistent with the current distribution and dividend paid on BEP and BEPC exchangeable shares.

The Shares of BEPC are structured with the intention of being economically equivalent to the non-voting limited partnership units of Brookfield Renewable Partners L.P. ("BEP" or the "partnership") (NYSE: BEP; TSX: BEP.UN). We believe economic equivalence is achieved through identical dividends and distributions on the Shares and BEP's LP units and each Share being exchangeable at the option of the holder for one BEP LP unit at any time. Given the economic equivalence, we expect that the market price of the Shares will be significantly impacted by the market price of BEP's LP units and the combined business performance of our company and BEP as a whole. In addition to carefully considering the disclosures made in this news release in its entirety, shareholders are strongly encouraged to carefully review BEP's continuous disclosure filings available electronically on EDGAR on the SEC's website at www.sec.gov or on SEDAR+ at www.sedarplus.ca.

	For the three months ended September 30		For the nine months ended September 30
US$ millions, unaudited	2026	2025	2026	2025
Select Financial Information
Net income (loss) attributable to the partnership	$2,337	$(233)	$(639)	$(1,638)
Funds From Operations (FFO)(2)	251	171	721	508

BEPC reported FFO of $251 million for the three months ended September 30, 2026, compared to $171 million in the prior year. After deducting non-cash depreciation, remeasurement of shares classified as financial liability, and other non-cash items, our Net income attributable to the partnership for the three months ended September 30, 2026 was $2,337 million compared to a net loss of $233 million in the prior year. Adjusting for the remeasurement of financial liability associated with our exchangeable shares, the Net loss attributable to the partnership for the three months ended September 30, 2026 is $203 million compared to a loss of $108 million in the prior year.

On October 14, 2026 BEPC shareholders voted in favour of the resolution approving the proposed corporate structure simplification. Completion of the simplification remains conditional upon the approval by BEP unitholders at the unitholders’ special meeting scheduled on November 30, 2026.

We expect the simplification to be tax-deferred for Canadian and U.S. investors and benefit all securityholders by improving trading liquidity, increasing demand from index funds and ETFs, simplifying investor analysis, broadening access to investors who prefer a traditional corporate structure and enhancing governance.

Brookfield Renewable Corporation
Consolidated Statements of Financial Position

	As of
UNAUDITED (MILLIONS)	September 30		December 31
	2026		2025
Assets
Cash and cash equivalents		$700		$682
Trade receivables and other financial assets(4)		4,871		3,230
Equity-accounted investments		987		1,014
Property, plant and equipment, at fair value and Goodwill		39,426		40,508
Deferred income tax and other assets(5)		1,807		833
Total Assets		$47,791		$46,267

Liabilities
Borrowings which have recourse only to assets they finance(7)		$15,611		$15,264
Accounts payable and other liabilities(8)		6,213		4,171
Deferred income tax liabilities		7,475		7,339
Shares classified as financial liabilities		10,623		10,261

Equity
Non-controlling interests:
Participating non-controlling interests – in operating subsidiaries	$8,555		$9,305
Participating non-controlling interests – in a holding subsidiary held by the partnership	337		333
The partnership	(1,023)	7,869	(406)	9,232
Total Liabilities and Equity		$47,791		$46,267

Brookfield Renewable Corporation
Consolidated Statements of Income (Loss)

FOR THE PERIODS ENDED SEPTEMBER 30 UNAUDITED (MILLIONS)	Three Months Ended		Nine Months Ended
	2026	2025	2026	2025

Revenues	$1,143	$931	$3,102	$2,790
Other income	49	85	207	147
Direct operating costs(9)	(640)	(370)	(1,508)	(1,091)
Management service costs	(36)	(26)	(127)	(75)
Interest expense	(420)	(398)	(1,180)	(1,236)
Share of (losses) earnings from equity-accounted investments	(17)	(5)	(21)	(6)
Foreign exchange and financial instrument gain (loss)	121	(5)	38	(52)
Depreciation	(296)	(313)	(891)	(939)
Other	(152)	(8)	(200)	(40)
Remeasurement of financial liability associated with our exchangeable shares(16)	2,540	(125)	(199)	(1,178)
Income tax (expense) recovery
Current	(21)	(7)	(74)	(55)
Deferred	22	16	59	58
Net income (loss)	$2,293	$(225)	$(794)	$(1,677)
Net income (loss) attributable to:
Non-controlling interests:
Participating non-controlling interests – in operating subsidiaries	(39)	8	(143)	(39)
Participating non-controlling interests – in a holding subsidiary held by the partnership	(5)	—	(12)	—
The partnership	2,337	(233)	(639)	(1,638)
	$2,293	$(225)	$(794)	$(1,677)

Brookfield Renewable Corporation
Consolidated Statements of Cash Flows

FOR THE PERIODS ENDED SEPTEMBER 30 UNAUDITED (MILLIONS)	Three Months Ended		Nine Months Ended
	2026	2025	2026	2025
Operating activities
Net income (loss)	$2,293	$(225)	$(794)	$(1,677)
Adjustments for the following non-cash items:
Depreciation	296	313	891	939
Unrealized foreign exchange and financial instruments (gain) loss	(122)	—	(39)	9
Share of losses from equity-accounted investments	17	5	21	6
Deferred income tax recovery	(22)	(16)	(59)	(58)
Other non-cash items	198	(5)	231	52
Remeasurement of financial liability associated with our exchangeable shares(16)	(2,540)	125	199	1,178
	120	197	450	449
Net change in working capital and other(10)	133	62	106	59
	253	259	556	508
Financing activities
Non-recourse borrowings and related party borrowings, net	467	79	376	304
Capital contributions from participating non-controlling interests, net	50	68	661	225
Issuance of exchangeable shares, net	—	—	237	—
Distributions paid:
To participating non-controlling interests	(603)	(38)	(1,011)	(490)
To the partnership	—	—	—	(5)
	(86)	109	263	34
Investing activities
Investment in property, plant and equipment	(525)	(240)	(997)	(790)
Investment in equity-accounted investments	(17)	(83)	(77)	(124)
Disposals of subsidiaries, associates and other securities, net	438	—	496	314
Restricted cash and other	(139)	(65)	(222)	(76)
	(243)	(388)	(800)	(676)
Cash and cash equivalents
(Decrease) increase	(76)	(20)	19	(134)
Foreign exchange (loss) gain on cash	(12)	4	(1)	50
Net change in cash classified within assets held for sale	32	(25)	—	(25)
Balance, beginning of period	756	556	682	624
Balance, end of period	$700	$515	$700	$515

RECONCILIATION OF NON-IFRS MEASURES

The following table reconciles Net income (loss) to Funds From Operations:

FOR THE PERIODS ENDED SEPTEMBER 30 UNAUDITED (MILLIONS)	Three Months Ended		Nine Months Ended
	2026	2025	2026	2025

Net income (loss)	$2,293	$(225)	$(794)	$(1,677)
Add back or deduct the following:
Depreciation	296	313	891	939
Deferred income tax recovery	(22)	(16)	(59)	(58)
Foreign exchange and financial instruments (gain) loss	(121)	5	(38)	52
Other(17)	368	(3)	641	64
Dividends on BEPC exchangeable, class A.2 exchangeable shares and exchangeable shares of BRHC(18)	72	126	216	422
Remeasurement of financial liability associated with our exchangeable shares(16)	(2,540)	125	199	1,178
Amount attributable to equity accounted investments and non-controlling interests(19)	(95)	(154)	(335)	(412)
Funds From Operations	$251	$171	$721	$508

Cautionary Statement Regarding Forward-looking Statements

This news release contains forward-looking statements and information within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. The words “will”, “intend”, “should”, “could”, “target”, “growth”, “expect”, “believe”, “plan”, derivatives thereof and other expressions which are predictions of or indicate future events, trends or prospects and which do not relate to historical matters identify the above mentioned and other forward-looking statements. Forward-looking statements in this news release include statements regarding the quality of Brookfield Renewable’s and its subsidiaries’ businesses and our expectations regarding future cash flows and distribution growth. They include statements regarding Brookfield Renewable’s anticipated financial performance, future commissioning of assets, contracted nature of our portfolio (including our ability to recontract certain assets), technology diversification, acquisition opportunities, expected completion of acquisitions, dispositions and other transactions, financing and refinancing opportunities, future energy prices and demand for electricity, global decarbonization targets, economic recovery, achieving long-term average generation, project development and capital expenditure costs, energy policies, economic growth, growth potential of the renewable asset class, reorganizations or other structural simplification transactions including our corporate simplification, the future growth prospects and distribution profile of Brookfield Renewable and Brookfield Renewable’s access to capital. Although Brookfield Renewable believes that these forward-looking statements and information are based upon reasonable assumptions and expectations, you should not place undue reliance on them, or any other forward-looking statements or information in this news release. The future performance and prospects of Brookfield Renewable are subject to a number of known and unknown risks and uncertainties. Factors that could cause actual results of Brookfield Renewable to differ materially from those contemplated or implied by the statements in this news release include (without limitation) our inability to identify sufficient investment opportunities and complete transactions and strategic initiatives including our corporate simplification transaction; the growth of our portfolio and our inability to realize the expected benefits of our transactions or acquisitions; weather conditions and other factors which may impact generation levels at facilities; changes to government regulations, including incentives for renewable energy; adverse outcomes with respect to outstanding, pending or future litigation; economic conditions in the jurisdictions in which Brookfield Renewable operates; ability to sell products and services under contract or into merchant energy markets; ability to complete development and capital projects on time and on budget; inability to finance operations or fund future acquisitions due to the status of the capital markets; health, safety, security or environmental incidents; regulatory risks relating to the power markets in which Brookfield Renewable operates, including relating to the regulation of our assets, licensing and litigation; risks relating to internal control environment; contract counterparties not fulfilling their obligations; changes in operating expenses, including employee wages, benefits and training, governmental and public policy changes, and other risks associated with the construction, development and operation of power generating facilities. For further information on these known and unknown risks, please see “Risk Factors” included in the most recent Form 20-F of BEP and in the most recent Form 20-F of BEPC and other risks and factors that are described therein. Certain risks and uncertainties specific to our corporate simplification transaction is further described in the joint management information circular of BEP and BEPC dated August 26, 2026 with respect to the special meetings of BEP and BEPC to approve the simplification and is available electronically on each of the SEDAR+ profiles of BEP and BEPC at www.sedarplus.ca.

The foregoing list of important factors that may affect future results is not exhaustive. The forward-looking statements represent our views as of the date of this news release and should not be relied upon as representing our views as of any subsequent date. While we anticipate that subsequent events and developments may cause our views to change, we disclaim any obligation to update the forward-looking statements, other than as required by applicable law.

No securities regulatory authority has either approved or disapproved of the contents of this news release. This news release is for information purposes only and shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

Cautionary Statement Regarding Use of Non-IFRS Measures

This news release contains references to FFO and FFO per Unit, which are not generally accepted accounting measures under IFRS and therefore may differ from definitions of Adjusted EBITDA, FFO and FFO per Unit used by other entities. We believe that FFO and FFO per Unit are useful supplemental measures that may assist investors in assessing the financial performance and the cash anticipated to be generated by our operating portfolio. None of FFO and FFO per Unit should be considered as the sole measure of our performance and should not be considered in isolation from, or as a substitute for, analysis of our financial statements prepared in accordance with IFRS. For a reconciliation of FFO and FFO per Unit to the most directly comparable IFRS measure or financial data, please see “Reconciliation of Non-IFRS Measures - Three Months Ended September 30” included elsewhere herein and “Financial Performance Review on Proportionate Information - Reconciliation of Non-IFRS Measures” included in our unaudited Q3 2026 interim report.

References to Brookfield Renewable are to Brookfield Renewable Partners L.P. together with its subsidiary and operating entities unless the context reflects otherwise.

Endnotes

(1) For the three months ended September 30, 2026, average LP units totaled 300.2 million (2025: 283.8 million). For the twelve months ended September 30, 2026, average LP units totaled 300.9 million (2025: 284.4 million).

(2) Non-IFRS measures. Refer to “Cautionary Statement Regarding Use of Non-IFRS Measures”.

(3) Average Units outstanding for the three months ended September 30, 2026 were 684.2 million (2025: 661.9 million), being inclusive of GP interest, Redeemable/Exchangeable partnership units, LP units, BEPC exchangeable shares and class A.2 exchangeable shares. The actual Units outstanding as at September 30, 2026 were 684.2 million (2025: 662.0 million). Average Units for the twelve months ended September 30, 2026 was 681.6 million (2025: 662.5 million), being inclusive of our LP units, Redeemable/Exchangeable partnership units, BEPC exchangeable shares, class A.2 exchangeable shares and GP interest.

(4) Balance includes restricted cash, trade receivables and other current assets, financial instrument assets, and due from related parties on the consolidated statements of financial of position.

(5) Balance includes deferred income tax assets, assets held for sale, and other long-term assets on the consolidated statements of financial position.

(6) Balance includes current and non-current portion of corporate borrowings on the consolidated statements of financial position.

(7) Balance includes current and non-current portion of non-recourse borrowings on the consolidated statements of financial position.

(8) Balance includes accounts payable and accrued liabilities, financial instrument liabilities, due to related parties, provisions, liabilities directly associated with assets held for sale and other long-term liabilities on the consolidated statements of financial position.

(9) Direct operating costs exclude depreciation expense disclosed below.

(10) Balance includes net change in working capital, dividends received from equity accounted investments and changes in due to or from related parties on the consolidated statements of cash flows.

(11) Other corresponds to amounts that are not related to the revenue earning activities and are not normal, recurring cash operating expenses necessary for business operations, recognized in the following line items of the IFRS statements: i) the "Other" line item on the consolidated statement of income (loss), ii) items recognized within Foreign exchange and financial instruments gain (loss) on the consolidated statement of income (loss), and iii) realized disposition gains and losses recognized within Other income on the consolidated statement of income (loss). Other also includes derivative and other revaluations and settlements, gains or losses on debt extinguishment/modification, transaction costs, legal, provisions, amortization of concession assets and Brookfield Renewable’s economic share of foreign currency hedges and other hedges, income earned on financial assets and structured investments in sustainable solutions, monetization of tax attributes at certain development projects over the long-term and realized disposition gains and losses on equity transactions that are included within Adjusted EBITDA.

(12) Amount attributable to equity accounted investments corresponds to the Adjusted EBITDA to Brookfield Renewable that are generated by its investments in associates and joint ventures accounted for using the equity method. Amounts attributable to non-controlling interest are calculated based on the economic ownership interest held by non-controlling interests in consolidated subsidiaries, excluding amounts attributable to Unitholders. By adjusting Adjusted EBITDA attributable to non-controlling interest, Brookfield Renewable is able to remove the portion of Adjusted EBITDA earned at non-wholly owned subsidiaries that are not attributable to Brookfield Renewable.

(13) Other corresponds to amounts that are not related to the revenue earning activities and are not normal, recurring cash operating expenses necessary for business operations. Other also includes derivative and other revaluations and settlements, gains or losses on debt extinguishment/modification, transaction costs, legal, provisions, amortization of concession assets and Brookfield Renewable’s economic share of foreign currency hedges and other hedges, income earned on financial assets and structured investments in sustainable solutions, monetization of tax attributes at certain development projects and realized disposition gains and losses on assets that we developed and/or did not intend to hold over the long-term that are included in Funds From Operations.

(14) Amount attributable to equity accounted investments corresponds to the Funds From Operations that are generated by its investments in associates and joint ventures accounted for using the equity method. Amounts attributable to non-controlling interest are calculated based on the economic ownership interest held by non-controlling interests in consolidated subsidiaries, excluding amounts attributable to Unitholders. By adjusting Funds From Operations attributable to non-controlling interest, Brookfield Renewable is able to remove the portion of Funds From Operations earned at non-wholly owned subsidiaries that are not attributable to Brookfield Renewable.

(15) Other corresponds to amounts that are not related to the revenue earning activities and are not normal, recurring cash operating expenses necessary for business operations. Other also includes derivative and other revaluations and settlements, gains or losses on debt extinguishment/modification, transaction costs, legal, provisions, amortization of concession assets and Brookfield Renewable’s economic share of foreign currency hedges and other hedges, income earned on financial assets and structured investments in sustainable solutions, monetization of tax attributes at certain development projects and realized disposition gains and losses on assets that we developed and/or did not intend to hold over the long-term that are included in Funds From Operations as well as amounts attributable to holders of Redeemable/Exchangeable partnership units, GP interest, BEPC exchangeable shares and class A.2 exchangeable shares.

(16) Reflects gains (losses) on shares with an exchange/redemption option that are classified as liabilities under IFRS.

(17) Other corresponds to amounts that are not related to the revenue earning activities and are not normal, recurring cash operating expenses necessary for business operations. Other also includes derivative and other revaluations and settlements, gains or losses on debt extinguishment/modification, transaction costs, legal, provisions, amortization of concession assets and the company's economic share of foreign currency hedges and other hedges, income earned on financial assets and structured investments in sustainable solutions, monetization of tax attributes at certain development projects and realized disposition gains and losses on assets that we developed and/or did not intend to hold over the long-term that are included in Funds from Operations.

(18) Balance is included within interest expense on the consolidated statements of income (loss).

(19) Amount attributable to equity accounted investments corresponds to the Funds From Operations that are generated by its investments in associates and joint ventures accounted for using the equity method. Amounts attributable to non-controlling interest are calculated based on the economic ownership interest held by non-controlling interests in consolidated subsidiaries. By adjusting Funds From Operations attributable to non-controlling interest, our company is able to remove the portion of Funds From Operations earned at non-wholly owned subsidiaries that are not attributable to our company.

(20) Any references to capital refer to Brookfield's cash deployed, excluding any debt financing.

(21) Available liquidity of over $5.1 billion refers to "Part 5 - Liquidity and Capital Resources" in the Management Discussion and Analysis in the Q3 2026 Interim Report.